UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 35 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: BDC Capital, Inc.

Address of Principal Business Office: 11974 Portland Ave.

Burnsville, MN 55337

Telephone Number (Including area code): (952) 890-2362

File Number under the Securities Exchange Act of 1934: 814-00687

Bases for filing the notification of Withdrawal: [select appropriate responsive paragraph and delete remainder]

The Company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. The shareholders approved such action at a special meeting of shareholders on May 3, 2006. 391,091,755 shares voted in favor of this action; 124,518 shares voted against, and 36,335,865 shares abstained.

The Company has changed its business plan to become a multiple-site online Social-Networking Community Portal through the Internet.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Burnsville and the state of Minnesota on the 31st day of August, 2006.

BDC CAPITAL, INC.

/s/ Richard Pomije

Richard Pomije, CEO

Attest: __Cheryl Pomije________________ __________________________________________

            (Name)                                             (Title)